Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

and

Rio Tinto Limited

Commission File No.: 000-20122

The following are slides comprising an investor presentation that was first given by Marius Kloppers, Chief Executive Officer, BHP Billiton on December 12, 2007, and was subsequently amended to add slide 40 that displays an appendix listing total capital expenditures on completed projects and to include an additional footnote (b) on slide 9. The amended version of this investor presentation has been posted to www.bhpbilliton.com, replacing the version that was originally posted there.

BHP Billiton and Rio Tinto A Matter of Value

12 December 2007

Disclaimer

This document has been prepared by BHP Billiton Ltd and BHP Billiton Plc (“BHP Billiton”) and comprises the written materials/slides for a presentation concerning BHP Billiton and its proposed combination with Rio Tinto Ltd and Rio Tinto plc (“Rio Tinto”). By reviewing/attending this presentation you agree to be bound by the following conditions.

The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.

This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Canada or Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or (iii) are outside the United Kingdom (all such persons being referred to as “relevant persons”). This presentation must not be acted on or relied on by persons who are not relevant persons.

Information about Rio Tinto and Alcan Inc. (“Alcan”) included in this presentation is based on public information which has not been independently verified. Certain statistical and other information about BHP Billiton included in this presentation is sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by BHP Billiton.

Certain statements in this presentation are forward-looking statements. The forward-looking statements include statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. These forward-looking statements speak only as at the date of this presentation. These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.

Disclaimer (Continued)

There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton’s filings with the US Securities and Exchange Commission (“SEC”), including BHP Billiton’s Annual Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto’s and Alcan’s filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2006 and Alcan’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2006, which are available at the SEC’s website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain measures in this presentation, including “Resources,” “potential mineralisation” and “targeted mineralisation”, would not be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC’s Industry Guide 7, and there can be no assurance that we will be able to extract such material economically. We urge investors to refer to our Annual Report on Form 20-F for the fiscal year ended June 30, 2007, for our most recent statement of mineral Reserves calculated in accordance with Industry Guide 7.

Goldman Sachs International and its affiliates, and Gresham Partners are acting for BHP Billiton and no-one else in connection with the proposals referred to in this presentation and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to such proposals or any other transaction, arrangement or matter referred to herein.

In connection with BHP Billiton’s proposed combination with Rio Tinto by way of the proposed Schemes of Arrangement (the “Schemes”), the new BHP Billiton shares to be issued to Rio Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP Billiton shares have been, or (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States. It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of the securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the US Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”), which would contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

US INVESTORS AND US HOLDERS OF Rio Tinto SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE URGED TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement and Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Competent Persons for Mineral Resources and Ore Reserves are named in the BHP Billiton Annual Report 2007, which can be viewed at www.bhpbilliton.com. Heath Arvidson, who is a member of AusIMM, a full time employee of BHP Billiton and has the required qualifications and experience, is a Competent Person for the probabilistic assessment of Potential Mineralisation, which is reported under Section 18 of the JORC code. Heath Arvidson verifies that the relevant content of this document is based on and fairly reflects the information in the supporting documentation relating to Potential Mineralisation.

References in this presentation to “$” are to United States dollars unless otherwise specified.

Agenda

1.	BHP Billiton: Superior shareholder value creation
2.	BHP Billiton: World class growth assets
3.	BHP Billiton’s proposal to Rio Tinto

1. BHP Billiton: Superior shareholder value creation

Superior market value growth



Market capitalisation
(US$B)
BHP Billiton
CAGR: 37%
US$230B
Rio Tinto
CAGR: 29%
US$122B
US$31B
US$24B
240
210
180
150
120
90
60
30
0
29-Jun-2001
28-Jun-2002
30-Jun-2003
30-Jun-2004
30-Jun-2005
30-Jun-2006
29-Jun-2007
31-Oct-2007

Source: Datastream and financial reports and company filings of BHP Billiton and Rio Tinto

Note: Market capitalisation based on shares outstanding and share price as at the dates shown. In addition, over the period from 29-Jun-01 to 31-Oct-07, BHP Billiton undertook share buybacks of US$11.4B and Rio Tinto undertook share buybacks of US$4.8B and paid a special dividend of US$1.5B in 2006.

Page 6

bhpbilliton

BHP Billiton’s drivers of value

• Ownership of a portfolio of Tier 1 assets

• Track record of

– Continued investment in development throughout the cycle

– Execution on time and on budget

– Delivering production growth

• Translates to

– Earnings per share growth

– Dividend per share growth

– Total shareholder return

BHP Billiton has invested more capital into development

Total capital expenditure on completed projects

(US$B since Jul-2001)

BHP Billiton Total = US$11.2bn Rio Tinto Total = US$4.9bn

3.0 2.5 2.0 1.5 1.0

0.5 0.0

Nil Nil

(a)

CY2001 CY2002 CY2003 CY2004 CY2005 CY2006 CY2007 CY2001 CY2002 CY2003 CY2004 CY2005 CY2006 CY2007 Iron Ore Other Developments

Source: BHP Billiton and Rio Tinto annual and half-yearly reports.

Note: Total capital expenditure on completed projects represents announced capital expenditure on announced completed projects excluding acquisitions. a) Rio Tinto’s completed projects to 30-Jun-2007.

Growth delivered since July 2001

[GRAPHIC APPEARS HERE]

Strong execution performance

Major minerals development projects commissioned since July 2001[a] [b]


Cost
Schedule
Over Budget
Behind
Schedule
Under
Budget
Ahead of
Schedule
120%
100%
80%
60%
40%
20%
0%
Mozal 2
Hillside 3
Escondida Phase IV
Escondida Norte
Escondida Sulphide Leach
Spence
Mount Arthur North
Mining Area C
Products & Capacity Expansion
RGP2
Ravensthorpe (forecast)

Notes:

a) Selected projects >US$100m and managed by BHP Billiton. Excludes petroleum projects. Performance relative to initial announced US$ budget.

b) BHP Billiton provided the latest update for the status of the Ravensthorpe project at the announcement of its full year 2007 preliminary results on 22 August 2007. At that time the expected cost was 212% of the initial announced US$ budget and 136% of the initial target schedule.

Page 9

bhpbilliton

Superior production growth

Excl. production from sold/ceased operations

(Index: FY2001 production = 100)

170

160 BHP Billiton 8% CAGR

150

140

Rio Tinto

130

4% CAGR

120

110

100

FY01 FY02 FY03 FY04 FY05 FY06 FY07

Incl. production from sold/ceased operations(a)

(Index: FY2001 production = 100)

170 160 150

140 BHP Billiton 5% CAGR

130

120

Rio Tinto 2% CAGR

110

100

FY01 FY02 FY03 FY04 FY05 FY06 FY07

Source: Rio Tinto production numbers sourced from 2006 Annual and 2007 Half-Year Reports.

Note: Production shown for the comparable 12 months ending 30-June for both BHP Billiton and Rio Tinto. Converted to copper equivalent units using BHP Billiton FY2007 average realised prices and BHP Billiton estimates. a) BHP Billiton includes all production from sold or ceased operations except for the following disposed operations: hot briquetted iron, fertilisers, chrome and steel. Rio Tinto includes production from sold or ceased operations except for tin.

Superior EPS growth

Earnings per share

(Index: FY2002 = 100; US$)

800

BHP Billiton 700 50% CAGR

600

500

Rio Tinto 37%

400

CAGR

300 200 100

0

FY2002 FY2003 FY2004 FY2005 FY2006 FY2007

Source: BHP Billiton and Rio Tinto annual and half-yearly reports. No adjustments made for any changes in accounting policies. Note:

BHP Billiton’s EPS represents reported underlying EPS for the financial year ending 30-June. EPS in FY2002 excludes the results of BHP Billiton’s Steel business which was demerged in July 2002. Rio Tinto’s EPS calendarised to year ending 30-June. Calendarisation calculated assuming underlying net income for the 12 months ending 30-June, divided by average shares outstanding.

Superior dividend growth

Declared ordinary dividends per share

(Index: FY2002 = 100; US$)

400

BHP Billiton 29% CAGR

300

200

Rio Tinto 11% CAGR

100

0

FY2002 FY2003 FY2004 FY2005 FY2006 FY2007

Source: BHP Billiton and Rio Tinto annual and half-yearly reports.

Note: Rio Tinto’s ordinary dividends per share restated to June year end. In addition, over the period ending 30-June-2007, BHP Billiton undertook share buybacks of US$9.6B and Rio Tinto undertook share buybacks of US$4.7B and paid a special dividend of US$1.5B in 2006.

Superior total shareholder return

BHP Billiton Ltd and Rio Tinto Ltd TSR(a)

(Index: Jun-2001 = 100)

600

BHP Billiton 30% CAGR

500

400 • 300

200 Rio Tinto 23% CAGR

100

0

Jun-01 May-02 Apr-03 Mar-04 Jan-05 Dec-05 Nov-06 Oct-07

Total shareholder return:

– BHP Billiton Ltd TSR 30% CAGR, 433% cumulative growth

– Rio Tinto Ltd TSR 23% CAGR, 276% cumulative growth A$10,000 invested at the date of formation of BHP Billiton’s DLC is now worth approximately

– BHP Billiton Ltd: A$53,317

– Rio Tinto Ltd: A$37,612

Source: IRESS. a) As at 31-Oct-2007. Total Shareholder Return (“TSR”) calculated as the increase in share value including dividends reinvested at the date of receipt. Assumes Bluescope Steel shares received by BHP Billiton Ltd shareholders in July 2002 were immediately sold with proceeds reinvested in BHP Billiton Ltd.

2. BHP Billiton: World class growth assets

Simplicity, scale and growth...

CSG

Petroleum D&SP Manganese Aluminium SSM Met Coal Base Metals Iron Ore Energy Coal

As at 11-Dec-2007

Proposed capital expenditure

<US$500m US US$ $501m $ US US$ $2B+ -US -US$ $2B 2B

Olympic Dam

Expansion 2 2 Macedon

Turrum

Blackwater WA Iron Ore Angola

Alloy Quantum 1 & DRC

UG Exp Resolution Saraji 1 & CMSA Heap

NWS Leaching

WFG

Canadian Caroona GEMCO

Thebe Potash Exp

Angostura

Nimba Gas Red Hill Ekati

UG

Kennedy Olympic Dam Endeavour

Hallmark Daunia

Expansion 1 1 Drift

Goonyella Cerrejon

Expansions SA Mn Opt Exp

Ore Exp Peak Downs

Browse LNG Exp Corridor

Sands II

WA Iron Ore Boffa/Santou

RGP 5 5 Refinery

CMSA 3rd

Line Samarco 4 4

Shenzi WA Iron Ore

Nth Quantum 2 2

Olympic Dam Corridor

Expansion 3 Sands II II Escondida 3rd

3 Concentrator

Gabon

CMSA 4th RBM

Scarborough Line

Wards

CW Africa 2013

Exploration Well

12

Maruwai

Stage 2 Navajo

Sth WA Iron Ore Yabulu NWS

Bakhuis RGP 4 4 Angel

Cliffs

Worsley Neptune

E&G NWS Samarco

Kipper GEMCO T5 T5

Douglas- Klipspruit

Middelburg Shenzi Pyrenees

Maruwai

NWS Nth Stage 1

Rankin B B Ravensthorpe

Koala Atlantis

Guinea UG North

Newcastle

Third Port Alumina

Alumar WA Iron Ore

Mt Arthur RGP 3 3

Perseverance Coal UG Zamzama

Deeps Phase 2

2013

Future Options

Estimated at over US$50B

Feasibility

12 projects representing capex of US$6.1B

2010

Execution 2008 17 projects representing capex of US$12.3B

BHP Billiton: World class growth assets – some examples

• Pilbara iron ore

– A tier 1 asset

– Mineralisation positions to support 50+ years

– Strong growth profile supported by existing and proposed infrastructure

• Olympic Dam

– A world class resource

– Significant brownfield development opportunity

– Multi-stage expansion potential

• Nickel

– A major global producer

– Significant growth potential in Nickel West and Cerro Matoso

• Petroleum

– Double digit volume growth

– History of exploration success

– Strong historical financial performance

Pilbara iron ore: Tier 1 asset

• Resource and mineralisation that supports production for more than 50 years

• High level of equity ownership in underlying Resources (85% - 100%)

• Large high grade ore bodies, concentrated around key infrastructure

• Very low cost curve position and close proximity to Asian growth market

• First class project development and production growth record, the equal of its peers

• First class infrastructure

– Rail system: can be expanded to meet future growth plans

– Port: Inner Harbour – expansion to 155 mtpa in progress; planning for an additional 50+ mtpa to deliver 200 mtpa is well advanced

– Port: Outer-Harbour – phase 1 plans are to create BHP Billiton capacity of 100-150+ mtpa. Total potential port capacity of 400+ mtpa

– Total potential port capacity of Port Hedland 700+ mtpa

• Neither company needs the other to deliver its iron ore growth – the proposal is about unlocking incremental value unique to the combination

Pilbara iron ore: Mineralisation to support 50+ years

(Billion tonnes, 100% basis)

BHP Billiton Pilbara iron ore(a)

Targeted additional Pilbara Reserves & Resources Mineralisation 8.0 18-30c)

Pilbara Reserves and Resources(a)(b)

BHP Billiton Rio Tinto

8.0 14.2

Rio Tinto Pilbara iron ore(b)

Targeted additional Reserves & Resources Pilbara Mineralisation

14.2

20-30 (c)

Notes: a) Source: Reserves and Resources – BHP Billiton 2007 Annual Report. All data are on a 100% basis.

The Potential Mineralisation (Exploration Target) was announced by BHP Billiton in October 2007, and is based on probabilistic assessment of areas across the Pilbara using surface mapping, geophysics, known regional geology and some limited drill results acquired over the last 40 years of exploration. The target range is conceptual in nature, there has not been sufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource; BHP Billiton Mineral Resource information should be read together with and subject to the notes set out in the BHP Billiton Annual Report 2007. This document can be viewed at: www.bhpbilliton.com.

b) Source: Reserves and Resources – Rio Tinto 2006 Annual Report; Potential Mineralisation based on Rio Tinto Investor Presentation, 26-Nov-2007, “Delivering exceptional growth”.

c) Chart areas showing additional Pilbara Mineralisation represent 30bt.

Pilbara iron ore: Mineralisation on an equity basis

Pilbara Reserves & Resources

(Billion tonnes, equity share)

7

~11

Targeted additional Pilbara Mineralisation(a)

(Billion tonnes, equity share)

16 - 27

15 - 23

BHP Billiton (b) Rio Tinto (c) BHP Billiton (b) Rio Tinto (est.) (d)

Notes: a) Bar size represents the high of the targeted Mineralisation range. Based on announcements from both companies.

b) Source: Reserves and Resources – BHP Billiton 2007 Annual Report. Resources are quoted inclusive of Reserves.

The potential Mineralisation (exploration target) was announced by BHP Billiton in October 2007, and is based on probabilistic assessment of areas across the Pilbara using surface mapping, geophysics, known regional geology and some limited drill results acquired over the last 40 years of exploration. The target range is conceptual in nature, there has not been sufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource; BHP Billiton Mineral Resource information should be read together with and subject to the notes set out in the BHP Billiton Annual Report 2007. This document can be viewed at www.bhpbilliton.com.

c) Source: Reserves and Resources – Rio Tinto 2006 Annual Report (Rio Tinto Resources on the chart shown inclusive of Reserves); potential Mineralisation based on Rio Tinto Investor Presentation, 26-Nov-2007, “Delivering exceptional growth”. Rio Tinto undeveloped Resources assumed at 77% equity ownership (20 out of 39 deposits are 100% owned, see note q, page 53, 2006 Rio Tinto Annual Report, and the remaining 19 are assumed at 53% equity ownership).

d) BHP Billiton calculation for Rio Tinto equity Mineralisation based on 2006 Annual Report ownership disclosures, and BHP Billiton’s geological assessment of the distribution of Mineralisation.

Pilbara iron ore: BHP Billiton’s Resources are in large ore bodies and located in clusters

Port Hedland

Dampier Cape Lambert

Deposit size scale (equity share)

2.0bt

1.0bt

0.5bt

BHP Billiton Reserves / Resources BHP Billiton’s Tenements Rio Tinto’s Tenements

Reserves and Resources of 7bt at 60.2% Fe (equity share) Large, low cost and high grade ore bodies Clustered around BHP

Billiton’s key infrastructure, facilitating our strategy of large integrated mining hubs

Notes: Bubble sizes are calculated from the equity share in announced Resources per the BHP Billiton Annual Report 2007; Bubble placement is intended to be representative of the Resource distribution, and may not represent the exact Resource location.

Pilbara iron ore: BHP Billiton’s mineralisation assets are individually large and clustered around its infrastructure

Port Hedland

Dampier Cape Lambert

Deposit size scale (equity share)

2.0bt

1.0bt

0.5bt

Rio Tinto Identified Reserves/Resources(a)

BHP Billiton Reserves/Resources BHP Billiton Potential Mineralisation BHP Billiton’s Tenements Rio Tinto’s Tenements

• BHP Billiton’s mineralisation is also largely clustered around its infrastructure

• Rio Tinto’s “developed” Reserves/Resources are more fragmented

• Combining the two and optimising Resources and infrastructure will:

- Enable faster development

- Reduce development costs

- Reduce operating costs

Source: Rio Tinto 2006 and BHP Billiton 2007 Annual Report, Financial Statements and company announcements.

a) Rio Tinto undeveloped Resources (reported at 7.2bt) are not shown on the chart as locations are not announced. Undeveloped Resources comprise 39 separate deposits, of which 20 are 100% owned (see Note q, page 53, 2006 Rio Tinto Annual Report). Bubble sizes are calculated from the announced Resources and Reserves per the Rio Tinto Annual Report 2006; Bubble placement for Rio Tinto’s Resources (including Reserves) is based on BHP Billiton’s interpretation of Rio Tinto’s Annual Report 2006.

b) Bubble sizes for BHP Billiton Resources are calculated from the announced Resources per the BHP Billiton Annual Report 2007—bubble placement is intended to be representative of the Resource distribution, and may not represent the precise Resource location.

Bubble sizes for BHP Billiton potential Mineralisation (as defined within this presentation) represent the upper announced range of 30bt.

BHP Billiton's Pilbara iron ore: Infrastructure planning is well advanced



New channel ~400Mtpa
Existing channel ~ 320Mtpa
BHP Billiton Berths
Third Party Berths
BHP Billiton Stockyards

Port Hedland harbour development[(a),(b)]

- Clear growth path
- Port: Inner harbour expansion to 155 mtpa in progress; planning for an additional 50+ mtpa to deliver 200 mtpa is well advanced
- Port: Outer-harbour – phase 1 plans are to create BHP Billiton capacity of 100-150+ mtpa. Total potential port capacity of 400+ mtpa
- Strong Government support for rapid port expansion of outer harbour to deliver an additional 400mtpa of capacity
- Total potential port capacity of Port Hedland 700+ mtpa

BHP Billiton rail system

- Can be expanded to meet future growth plans

Notes:
a) Alannah MacTiernan, WA Minister for Planning and Infrastructure, Metals Bulletin Iron Ore Conference, 27-Nov-2007.
b) www.phpa.wa.gov.au; Port Hedland Port Authority Planning Study Phase 2, August 2003: total inner harbour capacity of 320+mtpa. Hence, ~320+mtpa + 400mtpa = total potential capacity 700+mtpa (all users)

Page 22

bhpbilliton

Pilbara iron ore: Production 1990-2006 actual and 2007-2018 forecast



Pilbara iron ore production growth – 100% basis
(Index: 100 = 1990 production, mtpa)
1,200
1,000
800
600
400
200
0
CY1990
CY1995
CY2000
CY2005
CY2010
CY2015
CY1999
CY2009
Actual
Forecast
BHP Billiton Organic Growth CY1990 – CY2018 8.4% CAGR
Rio Tinto Total Growth CY1990 – CY2018 8.4% CAGR
Rio Tinto Organic Growth CY1990 – CY2018 8.1% CAGR

Production Historical CAGR (CY1990-CY2006)

	100% Basis	Equity Basis
BHP Billiton Organic	7.0%	7.0%
Rio Tinto Total	8.0%	6.7%
Rio Tinto Organic	6.4%	5.7%

Sources: Rio Tinto Investment Community Presentations 2007; Quarterly Production Reports; Annual Reports; Forecasts updated per Investor Presentation 26-Nov-2007, "Delivering exceptional growth"; Production history for CY1990-CY2006. Announced capacity has been used to forecast up to CY2009. From CY2009 onwards BHP Billiton internal estimates. Assumes CY2018 production capacity of 400mt for Rio Tinto and 350mt for BHP Billiton. Straight line growth assumed between Rio Tinto announced targets.

Page 23

bhpbilliton

Olympic Dam: A world class resource

mt Copper kt U3O8 moz Au

4th largest copper deposit in the world

160 140 120 100 80 60 40 20 0

el Teniente(a) Chuquicamata(a) Andina(a) Olympic Dam Escondida Grasberg Norilsk (Nickel) Lubin Collahuasi Oyu Tolgoi

The largest uranium deposit in the world

2500 2000 1500 1000 500 0

Olympic Dam Elkonsky Gorsk McArthur River Rossing Inkai Jabiluka Cigar Lake Mynkuduk Streltsovskoye Imouraren

~1100 1050 1000

5th largest gold deposit in the world

200 150 100 50 0

Witwatersrand Complex Muruntau Grasberg (Copper) Pebble (Copper) Olympic Dam (Copper) Natalka Sukhoi Log LIHIR

Carlin - Newmont Oyu Tolgoi (Copper)

Sources: Company Annual Reports, press releases (as at 30-Sep-2007) and International Atomic Energy Agency.

Note: Witwatersrand and Muruntau figures are BHP Billiton estimates and are approximate only. Figures based on most recently published data on the remaining Resources.

a) Based on reported Resource “inventory”.

Olympic Dam relative to Rio Tinto’s undeveloped copper projects

Contained copper equivalent mineralisation – Mt (Equity basis)

160 140 120 100 80 60 40 20 0

Olympic Dam Resolution (a) La Granja Oyu Tolgoi (b) Pebble

Copper equivalent grade - % Cu

2.0 1.5 1.0 0.5 0.0

Olympic Dam Resolution Oyu Tolgoi Pebble La Granja

BHP Billiton interests Rio Tinto Interests

Source: BHP Billiton estimates and Rio Tinto undeveloped copper projects per Rio Tinto Investor Presentation, 26-Nov-2007, “Delivering exceptional growth”. Note: Copper equivalent calculated using GSJBW long term nominal metal prices 11-Dec-2007.

a) Resolution mineralisation and copper equivalent grade is split 55% Rio Tinto, 45% BHP Billiton.

b) Rio Tinto’s current exposure to Oyu Tolgoi project assumes it owns a 19.9% interest in Ivanhoe Mines (following exercise of its second option) and that the Mongolian Government takes a 34% stake in the project diluting Ivanhoe Mines ownership interest to 66% (dark blue). Rio Tinto has options to increase its ownership interest to 46.6% (light blue).

Olympic Dam: Exposure to strong nuclear demand growth

Existing operational power plants and future development of nuclear power reactors(a),(b)

Operational (power plants) – 439 reactors(c) Planned (reactors) – > 94 reactors(c) Under construction (reactors) – 33 reactors(c) Proposed (reactors) – > 222 reactors(c)

Notes: a) Location of reactors that are planned, under construction, and proposed is by country, but does not necessarily show their exact geographical location in a country. b) Source: International Nucelar Safety Centre at ANL, Aug-2005 (www.insc.anl.gov/pwrmaps/world_map.pdf). c) Source: World Nuclear Association (www.world-nuclear.org/info.reactors.html), 17-Oct-2007.

Olympic Dam: Multi staged expansion

CONCEPTUAL



Mining
Concentrating
Smelting
Under-ground
Open pit
Market
9mtpa
0mtpa
+3Mtpa
10mtpa
+2Mtpa
10mtpa (500ktpa con)
+2Mtpa (100ktpa con)
+18Mtpa (250ktpa con)
18mtpa
50mtpa
70mtpa
+18mtpa
+20mtpa
+20mtpa
+20mtpa (800ktpa con)
+20mtpa (800ktpa con)

Stages		Output Cu (ktpa)	Output U_3O_8 (ktpa)	Output Au (kozpa)
0	Current	180	4	100
1.1	Optimise underground while pre-stripping open pit	200	4.5	120
1.2	Modify smelter and build greenfield concentrator	200	4.5	120
1.3	Develop open pit production to fill downstream capacity, and begin to phase out underground	350	9	400
2	Add greenfield concentrator, expand open pit to match capacity, and sell excess concentrate	540	14	600
3	Add greenfield concentrator and further expand open pit	730	19	800
+	Further growth opportunities			

Note: Unless otherwise specified, all capacities are in tons of ore.
The conceptual case described above is the emerging case which is the subject of the current preliminary feasibility study, and is subject to further consideration, contingencies and multiple approvals.

Page 27

bhpbilliton

Nickel: A major global producer with growth potential

Top 10 global nickel producers(a)

(ktpa, 2006 saleable nickel production)

0 50 100 150 200 250 300 350 Norilsk

Vale

BHP Billiton(c)

Xstrata

Jinchuan purchases 3rd party

Eramet Sumitomo Cubaniquel Pamco Murrin Murrin

Development pipeline(b)

Hallmark

Project CMSA Heap Leach Line

Yabulu Eastern Maya Indonesian Nickel Facility Perseverance Cliffs Deeps

MKO Talc CMSA Heap Co-Process

Leach Line Ravensthorpe CMSA Ferronickel

33 rd& & 4 th Line

Execution

KNS

Expansion Feasibility Future Project Potential

US$501m US$2B+ <US$500m -US$2B

Notes: a) Source: CRU and BHP Billiton estimates based on 2006 saleable nickel production. b) As at 11-Dec-2007, proposed capital expenditure. c) Includes saleable matte sales of 40ktpa.

Nickel: Cerro Matoso – A fully integrated pyro/hydro operation

CONCEPTUAL


Mining
Processing
Coal mine
1Mtpa
Power plant
3Mtpa
+3Mtpa
50 ktpa Ferronickel
+40 ktpa Ferronickel
Ferronickel smelter
Ore mined
3Mtpa
6Mtpa
9.5Mtpa
13Mtpa
Nickel Mine
+3.5Mtpa
+3.5Mtpa
+20 ktpa Nickel Intermediate
+20 ktpa Nickel Intermediate
Heap leach processing

Stages		Output Cont'd Nickel (ktpa)
0	Current	50
L3,4	Expand smelting capacity plus open pit coal mine, & power plant	90
HL1	Build greenfield heap leach facility	110
HL2	Expand heap leach	130
+	Further growth opportunities	?



Note: Unless otherwise specified, all capacities are in tons of ore.
The conceptual case described above is the emerging case which is the subject of the current preliminary feasibility study, and is subject to further consideration, contingencies and multiple approvals.

Page 29

bhpbilliton

Petroleum: Strong growth

Volume growth to 2010 underpinned with firm projects in execution

• Stybarrow – Online, capacity 80kbd (50% equity interest)

• Atlantis – Online, capacity 200kbd oil / 180mmcf/d gas (44%)

• Zamzama – Second phase under development, ramp up of total capacity of 450mmcf/d (38.5%)

• Neptune – Start up Q1 2008 capacity of 50kbd (35%)

• Train 5 NWS LNG – Expansion late 2008 capacity to 4.2mtpa (16.6%)

• Shenzi – Start up mid 2009 (44%)

• Pyrenees – Start up 2010 (71.4%)

* Total 2P Reserves: 2.15B boe

Source : BHP Billiton estimates

BHP Billiton estimated future production

(Attributable MMboe, mid-point forecast)

180

10.5% CAGR

170

160

150

140 130 120

110

100

FY2006A FY2007A FY2008E FY2009E FY2010E

.

Petroleum: Exploration success, solid long term growth prospects

Significant exploration success over the last 5 years

- Deep Water Gulf of Mexico – Neptune, Shenzi, Atlantis, Mad Dog, Puma, Knotty Head
- Trinidad – Angostura
- West Australia – Stybarrow, Pyrenees, Macedon, Thebe

Major near term exploration areas

- 4 Deep Water Gulf of Mexico targets larger than 150 mmboe each
- Colombia – 3D seismic in progress
- Malaysia – 3D in 2008
- East Coast of Canada – under evaluation
- South Africa – terms being negotiated
- Falklands – terms being finalised

Development pipeline post 2010



Thebe
NWS WFG
Angostura Gas
Shenzi Nth
Kipper
Turrum
Atlantis North Phase 2
Browse LNG
Macedon
NWS Nth Rankin B
Scarborough
Feasibility
Future Options
(mmboe)
<50
50-200
>200

* Total 2P Reserves and contingent Resources: 3.60bboe

Source: BHP Billiton estimates

Page 31

bhpbilliton

BHP Billiton: Superior assets

• Pilbara iron ore

– Similar targeted additional Mineralisation quantity and, based on our analysis, larger on an equity basis than Rio Tinto

– Large ore bodies efficiently clustered around key infrastructure

– Not constrained by lack of port options

– Production growth history and outlook at least the equal of Rio Tinto

• Olympic Dam

– One of the world’s great ore bodies, 100% owned

– Significant brownfield development potential

• Nickel

– Already 3rd largest globally

– With an exciting growth outlook, including via Cerro Matoso

• Petroleum

– Strong history of successful discovery and development

– Rapidly increasing near-term production profile

– Supplemented by pursuit of major new resources and exploration

3. BHP Billiton’s proposal to Rio Tinto

Relative value

• From a similar size in June 2001, BHP Billiton had grown the market capitalisation gap to US$108B by 31-Oct-2007(a)

• On measures we consider relevant to shareholder value, BHP Billiton has outperformed Rio Tinto

• Growth prospects are clearly superior in quantum and quality

• BHP Billiton’s asset portfolio stands alone compared to its peers

• BHP Billiton’s conclusions

– BHP Billiton’s track record and future prospects are superior(b)

– We believe Rio Tinto’s shares were fairly valued relative to BHP Billiton’s shares as at the date of approach

Notes: a) Based on BHP Billiton Plc and BHP Billiton Ltd closing share prices of £18.31 and A$46.10 respectively and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-2007. BHP Billiton issued ordinary shares outstanding (excludes Treasury shares and cross shareholdings e.g. BHP Billiton Ltd’s shareholding in BHP Billiton Plc) as at 31-Oct-2007.

b) Based on publicly available information

Why a combination with Rio Tinto?

• Material quantifiable synergies and financial benefits unique to this combination

– US$1.7B nominal per annum from cost savings(a)

– US$2.0B additional nominal per annum primarily from volume acceleration(a)

– Other combination benefits expected

• Combined entity will have the world’s largest portfolio of tier 1 assets

– Enhanced ability to optimise and high-grade portfolio

– Greater diversity and reduced value at risk

• Ability to deliver substantial shareholder returns

– Optimised capital structure

– Maintenance of BHP Billiton’s progressive dividend policy

– Intended initial US$30B share buyback post completion(b)

Notes: a) Estimated incremental EBITDA based on publicly available information. To be read in conjunction with the notes in Appendix 1 of BHP Billiton’s announcement dated 12-Nov-2007, “Further details on BHP Billiton’s Proposal”.

Full run rate synergies expected by year 7. b) This may be effected through another appropriate mechanism, to be determined at a later date.

Rio Tinto's lower relative contribution post Alcan

Exchange ratio



Rio Tinto 2006 results
Rumours of Rio Tinto offer for Alcan
BHP Billiton confirms approach to Rio Tinto Board
3.1x
2.9x
2.7x
2.5x
2.3x
2.1x
1.9x
Exchange Ratio (x)
3.00
BHP Billiton proposal: 3-for-1 28% premium(a)
Rio Tinto 1H 2007 Results
2.40
Rumours of a potential BHP Billiton bid
Rio Tinto offer for Alcan
BHP Billiton 2007 Results
1-Jan
4-Mar
5-May
6-Jul
6-Sep
7-Nov
Nil Premium Exchange Ratio
Proposal
Average since Alcan Offer

Source: Datastream

Note: 2.4 to 1 average exchange ratio assumes 100% BHP Billiton Ltd shares for each Rio Tinto Ltd share and BHP Billiton shares for each Rio Tinto plc share consisting of 80 per cent BHP Billiton Plc shares and 20 per cent BHP Billiton Ltd shares. Average represents period between Rio Tinto offer for Alcan (12-Jul-2007) and BHP Billiton approach to Rio Tinto Board (31-Oct-2007). Market data as at 31-Oct-2007.

a) Offer represents 28% per cent premium to the combined volume weighted average market capitalisations of Rio Tinto Limited and Rio Tinto plc over the month ended 31 October 2007 (being the last date prior to BHP Billiton's approach to Rio Tinto), based on volume weighted average BHP Billiton share prices over the same period

Page 36

bhpbilliton

BHP Billiton’s proposal to Rio Tinto

• Under BHP Billiton’s proposal, Rio Tinto shareholders would gain exposure to a stronger, more profitable company AND they would get a substantial premium

– Immediate value uplift through the 28% premium(a)

– Overall 15% premium based on closing share prices immediately prior to BHP Billiton’s announcement on 8-Nov-2007(b)

– 3.0 BHP Billiton shares for each Rio Tinto share, up from 2.4 pre-approach(c)

– 41% share of the combined group, up from 36% undisturbed – this means Rio Tinto shareholders would continue to own 41% of the Rio Tinto assets plus 41% of the BHP Billiton assets and 41% of the synergies(c),(d)

– Ongoing participation in US$3.7B per annum of synergies(e)

– Intended initial share buy-back of approximately $30B following completion(f)

– CGT rollover relief for eligible shareholders(g)

• The transaction needs to be value creating for shareholders of BHP Billiton as well as Rio Tinto

• So far, Rio Tinto has not engaged and has requested a ‘put up or shut up’

Notes:

a) Premium based on the combined volume-weighted market capitalisation of Rio Tinto based on the volume-weighted average closing share prices over the month ended 31-Oct-2007 of £43.09 and A$109.20 for Rio Tinto plc and Rio Tinto Ltd respectively and volume-weighted average closing share prices over the month ended 31-Oct-2007 of BHP Billiton Plc and BHP Billiton Ltd of £17.99 and A$45.77 respectively. Based on BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto plc’s shareholding in Rio Tinto Ltd) as at 9-Nov-2007 and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-2007.

b) Premium based on the combined market capitalisation of Rio Tinto based on the closing share prices of Rio Tinto plc of £43.50 on 7-Nov-2007 and Rio Tinto Ltd of A$113.4 on 8-Nov-2007 and closing share prices of BHP Billiton Plc and BHP Billiton Ltd of £16.28 and A$42.47 respectively on 9-Nov-2007. Based on BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto Plc’s shareholding in Rio Tinto Ltd) as at 9-Nov-2007 and exchange rates of 2.095 US$/£ and 0.914 US$/A$ as at 9-Nov-2007.

c) Implied ratio of 2.4:1 and 36% holding of combined group based on BHP Billiton Plc and BHP Billiton Ltd closing share prices of £18.31 and A$46.10, Rio Tinto plc and Rio Tinto Ltd closing share prices of £44.90 and A$110.00, respectively and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-2007. BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto plc’s shareholding in Rio Tinto Ltd) as at 31-Oct-2007.

d) Calculated before intended initial share buy-back (or an other appropriate mechanism); assumes that all Rio Tinto options estimated to be outstanding as at 31-Oct-2007 are exercised with exercise price cash settled and resulting Rio Tinto shares exchanged for BHP Billiton shares.

e) Estimated incremental EBITDA based on publicly available information. To be read in conjunction with the notes in Appendix 1 of BHP Billiton’s announcement dated 12-Nov-2007, “Further details on BHP Billiton’s Proposal”. Full run rate synergies expected by year 7.

f) This may be effected through other appropriate mechanism, to be determined at a later date.

g) With the potential exception of Rio Tinto plc shareholders in relation to any BHP Billiton Ltd shares received as consideration.

Summary

• BHP Billiton’s shares have delivered outstanding returns to shareholders. We have excellent prospects

• As an all share proposal, we are offering to share BHP Billiton’s upside and the synergies

• The benefits of this combination cannot be replicated

• Our proposal includes a significant premium giving Rio Tinto shareholders an ongoing greater share of the combination

• Proposed US$30B buyback and progressive dividend policy is evidence of benefits for shareholders and confidence in future performance

• Our proposal creates wealth for all shareholders

We believe in the combination. It must create value and benefit for both sets of shareholders.

BHP Billiton and Rio Tinto A Matter of Value

Appendix: Total capital expenditure on completed projects

BHP Billiton’s Completed Projects

Cost (US $m)

Project Commodity BHP Billiton’s Interest 100% BHP Billiton’s Share Year

Antamina

Copper

33.75%

2,228

752

CY2001

Typhoon

Petroleum

50.0%

228

114

CY2001

Tintaya Oxide

Copper

99.9%

120

120

CY2002

Escondida Phase IV

Copper

57.5%

944

543

CY2002

San Juan Underground

Energy Coal

100.0%

143

143

CY2002

Bream Gas Pipeline

Petroleum

50.0%

68

34

CY2002

Mozal 2

Aluminium

47.1%

660

311

CY2003

Zamzama

Petroleum

38.5%

104

40

CY2003

Area C

Iron Ore

85.0%

201

171

CY2003

Mt Arthur North

Energy Coal

100.0%

380

380

CY2003

Hillside 3

Aluminium

100.0%

411

411

CY2003

Ohanet

Petroleum

45.0%

1,031

464

CY2003

Cerrejon Zona Norte

Energy Coal

33.3%

99

33

CY2004

Products & Capacity Expansion

Iron Ore

85.0%

313

266

CY2004

WAIO Accelerated Expansion

Iron Ore

85.0%

94

80

CY2004

NWS Train 4

Petroleum

16.7%

1,509

252

CY2004

ROD

Petroleum

36.0%

533

192

CY2004

Caesar/Cleopatra (Infrastructure)

Petroleum

22/25%

600

132

CY2004

WAIO RGP 1

Iron Ore

85.0%

119

101

CY2004

Mad Dog

Petroleum

23.9%

1,548

370

CY2005

Minerva

Petroleum

90.0%

174

157

CY2005

Angostura

Petroleum

45.0%

749

337

CY2005

Panda Underground

Diamonds

80.0%

174

139

CY2005

Dendrobium

Met Coal

100.0%

200

200

CY2005

BMA Phase 1

Met Coal

50.0%

200

100

CY2005

Escondida Norte

Copper

57.5%

437

251

CY2005

Paranam Refinery Expansion

Alumina\Bauxite

45.0%

73

33

CY2005

Worsley DCP

Alumina\Bauxite

86.0%

219

188

CY2006

Escondida Sulphide Leach

Copper

57.5%

984

566

CY2006

WAIO RGP 2

Iron Ore

85.0%

613

521

CY2006

Spence

Copper

100.0%

1,100

1,100

CY2006

BMA Phase 2

Met Coal

50.0%

176

88

CY2006

Blackwater Coal Preparation

Met Coal

50.0%

290

145

CY2007

Genghis Khan

Petroleum

44.0%

830

365

CY2007

Atlantis South

Petroleum

44.0%

3,702

1,629

CY2007

Pinto Valley

Copper

100.0%

140

140

CY2007

Stybarrow

Petroleum

50.0%

760

380

CY2007

Total

11,248

Rio Tinto’s Completed Projects(a)

Cost (US $m)

Project Commodity Rio Tinto’s Interest 100% Rio Tinto’s Share Year

Freeport Deep Ore Zone Exp

Copper

43%

243

104

CY2002

West Angelas Mine

Iron Ore

53%

450

239

CY2002

Escondida Phase IV

Copper

30%

1,045

314

CY2003

Diavik

Diamonds

60%

900

540

CY2003

Hail Creek Exp I

Met Coal

92%

255

235

CY2003

Eastern Range Mine

Iron Ore

54%

67

36

CY2004

Comalco Alumina Refinery

Alumina

100%

750

750

CY2004

Northparkes Exp

Copper

80%

100

80

CY2004

Palabora Underground

Copper

49%

465

228

CY2004

Weipa Mine Exp

Bauxite

100%

150

150

CY2004

Hismelt

Iron Ore

60%

200

120

CY2005

Escondida Norte

Copper

30%

400

120

CY2005

Hamersley Port Capacity

Iron Ore

100%

685

685

CY2005

Yandicoogina Mine Exp

Iron Ore

100%

200

200

CY2005

West Angelas Mine Exp

Iron Ore

53%

105

56

CY2005

Slag Plant Exp I

Titanium Dioxide

100%

76

76

CY2005

Hail Creek Exp II

Met Coal

82%

223

183

CY2006

Robe River Exp

Iron Ore

53%

200

106

CY2006

Escondida Sulphide Leach

Copper

30%

925

278

CY2006

Tom Price / Marandoo Mine Exp /

Iron Ore

100%

290

290

CY2006

Nammuldi Exp

Slag Plant Exp II

Titanium Dioxide

100%

79

79

CY2006

Boric Acid Expansion Phase 2

Boric Acid

100%

50

50

CY2006

Total

4,917

Source: BHP Billiton and Rio Tinto annual and half-yearly reports.

Note: Total capital expenditure on completed projects represents announced capital expenditure on announced completed projects excluding acquisitions.

a) Rio Tinto’s completed projects to 30-Jun-2007.